DocuSign Envelope ID: F067C668-07E5-4C5B-8C6B-D290FD050E85

Filed in the Office of	Business Number C2146-1986
FVAguilar	Filing Number 20233331935
Secretary of State State Of Nevada	Filed On 7/6/2023 12:38:00 PM
	Number of Pages 2

FRANCISCO V. AGUILAR
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate of Change Pursuant to NRS 78.209

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

INSTRUCTIONS:

1. Enter the current name as on file with the Nevada Secretary of State and enter the Entity or Nevada Business Identification Number (NVID).
2. Indicate the current number of authorized shares and par value, if any, and each class or series before the change.
3. Indicate the number of authorized shares and par value, if any of each class or series after the change.
4. Indicate the change of the affected class or series of issued, if any, shares after the change in exchange for each issued share of the same class or series.
5. Indicate provisions, if any, regarding fractional shares that are affected by the change.
6. NRS required statement.
7. This section is optional. If an effective date and time is indicated the date must not be more than 90 days after the date on which the certificate is filed.
8. Must be signed by an Officer. Form will be returned if unsigned.

1. Entity Information:	Name of entity as on file with the Nevada Secretary of State: Vitro Biopharma, Inc. Entity or Nevada Business Identification Number (NVID): NV19861005606
2. Current Authorized Shares:	The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change: 500,000,000 shares of common stock, par value $0.001 per share 5,000,000 shares of preferred stock, par value $0.001 per share
3. Authorized Shares After Change:	The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change: 19,230,770 shares of common stock, par value $0.001 per share 5,000,000 shares of preferred stock, par value $0.001 per share
4. Issuance:	The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series: The company will issue 1/26 of a share of its common stock (the only class of capital stock of the company affected by the change) for each issued and outstanding share of its common stock and for each share of common stock issuable upon exercise of outstanding stock option awards and warrants to purchase common stock, subject to the treatment of fractional shares as described below.
5. Provisions:	The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby: See attachment.
6. Provisions:	Pursuant to NRS 78.207(1), stockholder approval is not required.
7. Effective date and time: (Optional)	Date: Time: (must not be later than 90 days after the certificate is filed)
8. Signature: (Required)	X DocuSigned by: Christopher Furman — Signature of Officer; CEO — Title; 7/6/2023 — Date

This form must be accompanied by appropriate fees.
If necessary, additional pages may be attached to this form.

Response to Item 5:

The company will (i) pay cash in lieu of issuing a fraction of a share to any stockholder holding certificates or book entry notations in the company's records representing fewer than 26 shares of common stock immediately prior to the change (a decrease in authorized shares, and corresponding decrease in the number of issued and outstanding shares, of the company's common stock), in an amount equal to the product of the applicable fraction of a share otherwise issuable to such stockholder (stated as a decimal and rounded to the nearest hundredth) multiplied by $6.00 and (ii) issue one whole share of common stock in lieu of issuing a fraction of a share to any stockholder holding certificates or book entry notations in the company's records representing greater than 26 shares of common stock immediately prior to the change. Shares of common stock subject to outstanding stock option awards and warrants will be correspondingly decreased by a factor of 26, with any fractional shares that would otherwise be subject to the stock option award or warrant rounded either up or down in accordance with the terms of the applicable option award or warrant agreement. While 100% of the common stock will be decreased and therefore subject to the change, it is expected that stockholders who in the aggregate hold fewer than 1% of the outstanding shares of common stock immediately before the decrease in the number of shares of common stock becomes effective will be cashed out in connection with the change.